                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of Ito-YokADo Co., Ltd.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  x             Form 40-F
                            -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                   Yes                      No  x
                      -----                   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-
                                                  -----
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[Translation]


                                                                  April 10, 2003
To: Each of the Parties Concerned

                   Name of the Company:            Ito-Yokado Co., Ltd.
                   Address of Head Office:         1-4, Shiba Koen 4-chome,
                                                   Minato-ku, Tokyo

                   Name of Representative
                   of the Company:                 Toshifumi Suzuki
                                                   President and Representative
                                                   Director

                   (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                   Addressee to Contact:           Takeshi Umemoto
                                                   General Manager of Finance
                                                   Dept. of Ito-Yokado Co., Ltd.
                                                   Tel: 03-3459-2131 (direct)


                 NOTICE OF PURCHASE OF THE COMPANY'S OWN SHARES
        (ACQUISITION OF THE COMPANY'S OWN SHARES PURSUANT TO ARTICLE 210
                        OF THE COMMERCIAL CODE OF JAPAN)

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that at the meeting of its Board of Directors held on April 10, 2003, the Company resolved that a proposal for purchase of its own shares, in accordance with Article 210 of the Commercial Code, will be made at the 45th general meeting of shareholders to be held on May 22, 2003.

                                   Particulars

1.   Reasons for purchase of the Company's own shares

     The Company will purchase its own shares in order to allow for greater flexibility in the execution of its financial strategies and operating initiatives in response to changes in the management circumstances.

2.   Purchase Details

     (1)  Type of shares:          Common stock of the Company
     (2)  Number of shares:        8 million shares (maximum)
                                   (Proportion to all the outstanding shares
                                   after deducting treasury stock: 1.9 %)
     (3)  Total value of shares:   30 billion yen (maximum)


Note:
     The purchase of the Company's own shares is contingent upon approval of the proposal for purchase of its own shares at the 45th general meeting of shareholders to be held on May 22, 2003.

                                                                         - End -
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            ITO-YOKADO CO., LTD.
                                            (Registrant)

April 10, 2003

                                            By:   /s/Akira Miyauchi
                                                --------------------------------
                                                  Akira Miyauchi
                                                  Managing Director